SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 1-4174
A.	Full title of the plan:
The Williams Investment Plus Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Williams Investments Plus Plan
We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
June 10, 2011

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
Assets:
Investments (at fair value)	$824,140,709	$882,664,221
Notes receivable from participants	16,412,642	14,816,832
Due from brokers	333,393	948,352
Noninterest-bearing cash	42,723	40,461

Total assets (at fair value)	840,929,467	898,469,866

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(915,765)	1,149,160

Net assets available for benefits	$840,013,702	$899,619,026

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2010

Additions to net assets:
Contributions:
Participant	$38,249,775
Employer	25,164,625
Rollovers	3,006,051

Total contributions	66,420,451

Net investment income:
Net appreciation in fair value of investments	74,082,233
Dividends	21,384,076
Interest	29,601
Investment expenses	(371,453)

Total net investment income	95,124,457

Interest income on notes receivable from participants	858,699

Class action settlement proceeds	1,256,154

Total additions to net assets	163,659,761

Deductions from net assets:
Withdrawals	(222,949,619)
Dividend distributions	(315,466)

Total deductions from net assets	(223,265,085)

Net decrease during the year	(59,605,324)

Net assets available for benefits at beginning of year	899,619,026

Net assets available for benefits at end of year	$840,013,702

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 1—Description of plan
     The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
     General
     The Plan, as amended and restated, is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its participating subsidiaries (collectively, “Williams” or “Employer”), excluding employees represented by certain collective bargaining agreements, and certain other employees, as defined. A small portion of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined.
     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is intended to constitute a plan described in Section 404(c) of the ERISA, and Title 29 of the Code of Federal Regulation Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses which are the direct and necessary result of investment instructions given by such participant or beneficiary.
     Administration
     The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to select investment funds available to the participants; monitor the performance of the trustee, investment funds and investment managers; and appoint, remove and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility for the implementation of actions required to be performed by such committee under ERISA (after taking into account the terms of the Plan and the Trust Agreement) with respect to overriding the terms of the Plan which require the availability of a fund consisting of common stock issued by The Williams Companies, Inc. unless such action relates to Section 404(c) of ERISA or such actions could be implemented by the trustee. The Benefits Committee, in its settlor capacity, may amend the Plan provided it is a non-material amendment as detailed in the Plan. Fidelity Management Trust Company is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc. provides certain other record keeping services for the Plan. The Compensation Committee, in its settlor capacity, has the right to terminate or amend the Plan.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 1—Description of plan (continued)
     Contributions
     Each eligible participant has an Employee Contribution Account, consisting of, as applicable, an After-Tax Account, a Pre-Tax Account, a Catch-up Contribution Account, and a Rollover Contribution Account; and, as applicable, an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a Bonus Employee Stock Ownership Plan (“BESOP”) Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, a WESOP Account, a 2005 ERISA Settlement Account, a 2006 Securities Settlement Account, and a 2006 Salomon Settlement Account, as applicable.
     The Pre-Tax Account is made up of amounts contributed from the participant’s “before tax” compensation. Each eligible employee participant may contribute from 1 percent to a maximum of 30 percent of their eligible compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The maximum pre-tax contribution percentage is subject to periodic adjustment in order to meet discrimination testing requirements of the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2010.
     Participants may elect investment in any of various investment options, including a self-directed fund, provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. A participant may change their investment election from time to time, subject to certain limitations.
     The Plan no longer allows participants’ contributions, including employer and employee contributions, loan payments, and rollovers in shares of Williams common stock. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.
     As of December 31, 2010, the majority of Williams common stock shares held within the Plan was phased out. Participants were able to withdraw or sell these shares and reinvest the proceeds in other available investment options within the Plan by a specified time. If participants took no action to withdraw or sell the remaining shares by the specified time, the shares were sold by an independent fiduciary and invested according to each participant’s current investment elections on file. A blackout of certain functions within the plan occurred while the independent

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 1—Description of plan (continued)
fiduciary made these sales. If participants had no current investment elections on file, the proceeds were reinvested in the default fund of the plan which was the applicable Fidelity Freedom Fund based on each participant’s date of birth. Additionally, a small portion of Williams common stock shares held within the Transtock and WESOP Accounts in the Plan was not required to be liquidated. These shares remain in the Plan and are eligible for diversification by the applicable participants.
     Vesting
     Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant’s account becomes totally vested by reason of their death, total and permanent disability, reaching age 65, eligibility to receive early retirement benefits under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested.
     Generally, the payment of benefits under the Plan shall be made in cash, or if requested by the participant with respect to amounts held in the ESOP portion of the Plan, in Williams common stock, with the balance made in cash.
     Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.
     In-service withdrawals
     Eligible participants may request a partial withdrawal from the Plan of their Rollover Contribution Account and a portion, as defined in the Plan document, of their After-Tax Account. Eligible participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 1—Description of plan (continued)
     Eligible participants who have completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Contribution Account and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every 12 months.
     A participant who is at least age 59 1/2 may request a post-59 1/2 withdrawal from the Plan. The withdrawal can include the vested portion of their Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account, and BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for post-59 1/2 withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.
     An eligible employee participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.
     Through December 31, 2010, an eligible participant who held shares of Williams common stock, as specified in the Plan document, could request a special stock withdrawal from the Plan. The withdrawal could include the vested portion of their account held in certain employer contributed sources of the Plan. The withdrawal had to be in shares of Williams common stock and not in cash. Such withdrawal did not cause the participant to be suspended from the Plan.
     Withdrawals from an eligible employee participant’s Pre-Tax Account before age 59 1/2 may be made if the participant is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.
     Participant loans
     The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding twelve-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 1—Description of plan (continued)
Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.
     Other
     Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.
     Net investment income, including net appreciation in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.
     The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares in the Plan’s ESOP.
     While the Compensation Committee has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant would become fully vested in their entire account balance.
Note 2—Summary of significant accounting policies
     Basis of accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except as indicated within this Note. Benefit payments are recorded when paid.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 2—Summary of significant accounting policies (continued)
     Notes receivable from participants
     In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus accrued but unpaid interest and classified as notes receivable from participants instead of measuring the loans at fair value and classifying as investments as previously required. ASU 2010-25 became effective for plans with fiscal years ending after December 15, 2010 and required retrospective application. As a result, participant loans have been reclassified as Notes receivable from participants on the Statements of Net Assets Available for Benefits as of December 31, 2009, and are recorded at their unpaid principal balance plus any estimated accrued but unpaid interest as of December 31, 2010 and 2009. Additionally, interest income on notes receivable from participants is recorded when it is earned and related fees are recorded as administrative expenses and expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a withdrawal is recorded.
     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
     Risks and uncertainties
     The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 2—Summary of significant accounting policies (continued)
     Investment valuation and income recognition
     The Plan’s investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common collective trust with fully benefit-responsive investment contracts, which is presented at fair value and adjusted to contract value as reported to the Plan by the trustee (see Note 5). Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 4.
     Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
     Contributions
     Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.
     Administrative expenses
     Certain administrative expenses of the Plan are paid by Williams.
     New Accounting Pronouncements
     In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 3—Investments
     The following investments, at fair value, represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2010		2009
Fidelity Contrafund Class K	$100,154,437		$79,502,010
MIP II Fund*	92,742,106		91,463,903
Fidelity Diversified International Fund Class K	82,397,680		75,437,236
PIMCO Total Return Institutional Fund	78,836,436		53,808,567
Fidelity Freedom 2020 Fund	70,218,955			**
Vanguard Institutional Index Fund	57,145,926		50,389,144
Davis New York Venture Fund Class Y	54,360,013		49,870,599
T. Rowe Price Institutional Small-Cap Stock Fund	52,166,083			**
Fidelity Puritan Fund Class K	46,760,109			**
Williams Common Stock		**	241,176,792

*	The contract value of the MIP II Fund at December 31, 2010 is $91,826,341 and at December 31, 2009 is $92,613,063.

**	Investment did not equal or exceed 5 percent of the Plan’s net assets available for benefits for this year.
     During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$60,472,910
Common stocks	13,599,470
Other	9,853

$74,082,233

Note 4—Fair value measurements
     The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 4—Fair value measurements (continued)
•	Level 1 — Quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 investments primarily consist of common stocks, mutual funds, and money market funds that are traded on U.S. exchanges.

•	Level 2 — Inputs are other than quoted prices in active markets included in Level 1, that are either directly or indirectly observable. These inputs are either directly observable in the marketplace or indirectly observable through corroboration with market data for substantially the full contractual term of the asset or liability being measured. The Plan’s Level 2 investments consist of the MIP II Fund.

•	Level 3 — Includes inputs that are not observable or for which there is little, if any, market activity for the asset or liability being measured. These inputs reflect the Williams Investment Plus Plan management’s best estimate of the assumptions market participants would use in determining fair value. The Plan has no Level 3 investments.
     The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
     The fair values of common stocks are derived from quoted market prices as of the close of business on the last business day of the Plan year. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values of the shares held by the Plan. The valuation techniques used to measure fair value of the MIP II Fund are described in Note 5.
     There have been no changes in the preceding valuation methodologies used at December 31, 2010 and 2009. Additionally, there were no transfers or reclassifications of investments between Level 1, Level 2, or Level 3 from December 2009 to December 2010, except the reclassification of participant loans in accordance with ASU 2010-25 (see Note 2). When transfers between levels occur, the Plan recognizes the transfers as of the end of the period.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 4—Fair value measurements (continued)
     The following table sets forth by level within the fair value hierarchy the Plan’s assets that are measured at fair value as of December 31, 2010 and 2009.

	Level 1	Level 2	Level 3	Total
2010:
Mutual funds:
Domestic equity funds	$301,264,317			$301,264,317
Target date funds	159,240,328			159,240,328
International equity funds	82,397,680			82,397,680
Fixed income funds	78,836,436			78,836,436
Balanced funds	46,760,109			46,760,109
Various other funds	14,786,872			14,786,872
Common stocks:
Williams common stock	12,752,447			12,752,447
Various other stocks	24,403,442			24,403,442
Money market funds	10,956,972			10,956,972
MIP II Fund (see Note 5)		$92,742,106		92,742,106

Total investments at fair value	$731,398,603	$92,742,106	$—	$824,140,709

2009:
Mutual funds:
Domestic equity funds	$238,947,558			$238,947,558
Target date funds	98,071,811			98,071,811
International equity funds	75,437,236			75,437,236
Fixed income funds	53,808,567			53,808,567
Balanced funds	41,367,469			41,367,469
Various other funds	13,594,494			13,594,494
Common stocks:
Williams common stock	241,176,792			241,176,792
Various other stocks	21,161,091			21,161,091
Money market funds	7,635,300			7,635,300
MIP II Fund (see Note 5)		$91,463,903		91,463,903

Total investments at fair value	$791,200,318	$91,463,903	$—	$882,664,221

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 5—Common collective trust — Fidelity Managed Income Portfolio II Fund
     Description and investment strategy of the MIP II Fund
     The Plan holds an investment in the MIP II Fund, a common collective trust. The MIP II Fund is a commingled pool managed by Fidelity Management Trust Company (“MIP II Fund Trustee”) as trustee which is dedicated exclusively to the active management of the assets of defined contribution plans. The MIP II Fund’s investment objective is to seek preservation of capital while providing a competitive level of income over time and to maintain a stable net asset value of $1.00 per unit. The MIP II Fund primarily invests in short-term bonds and other fixed income securities such as U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The MIP II Fund invests a small portion in derivative instruments including futures contracts and swap agreements. The MIP II Fund also invests a portion in money market fund shares. Additionally, the MIP II Fund enters into wrap contracts with third-party issuers, such as financial institutions or insurance companies, normally rated in the top three long-term rating categories (A- or the equivalent and above). The wrap contracts are designed to allow the portfolio to maintain a constant net asset value and to protect the portfolio in extreme circumstances.
     Investment valuation and income recognition
     Generally, the MIP II Fund uses independent pricing services approved by its trustee to value its investments. Valuations determined in good faith in accordance with procedures adopted by the MIP II Fund Trustee may be utilized when current market prices or quotations are not readily available or reliable. Market or security specific events, changes in interest rates, and credit quality are examples of factors which may be used in determining value.
     The fair value of the investments in wrap contracts within the MIP II Fund is determined using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, plan cash flow, and the market value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. However, withdrawals or investment exchanges prompted by an employer-initiated event (such as a sale of division, layoff of work force, change in plan options, or termination of plan) may be paid at the contract’s market value, which may be less than contract value or subject to a contract change or penalty. These investment contracts provide for benefit-responsive withdrawals at contract value.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 5—Common collective trust — Fidelity Managed Income Portfolio II Fund (continued)
     Underlying debt securities within the MIP II Fund for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models utilizing data such as yield or price of comparable quality fixed securities, coupon, maturity, prepayment rate assumptions, and attributes of collateral. If prices are not readily available or do not accurately reflect fair value for a security or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the MIP II Fund Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in future contracts and American Depository Receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of 60 days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value. Investments in underlying funds are valued at their closing net asset value each business day. Investment transactions are accounted for on a trade-date basis. Investment income is accrued as earned on an accrual basis and the income earned from wrap contracts is reported net of fees paid to wrap contract providers. Expenses are recorded on the accrual basis in the period to which they relate and adjustments are made when actual amounts are known.
     Restrictions on withdrawals and exchanges
     Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a Plan Sponsor must be preceded by 12 months’ written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12 month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or Plan Sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 6—Class action settlement
     In June 2006, a class action settlement was reached involving shareholders who purchased or acquired Williams securities between July 24, 2000 and July 22, 2002. The Plan received proceeds of $4.8 million in January 2008 pursuant to the plan of allocation from this settlement for the benefit of eligible current and former Plan participants and beneficiaries. According to the third-party claims administrator, this receipt represented approximately 80 percent of the expected distribution. The remaining portion of the net settlement distribution after resolution of disputed claims and distributions as well as other contingencies including additional expenses, interest, and taxes was received by the Plan on March 2, 2010. The proceeds received by the Plan for the benefit of eligible current and former Plan participants and beneficiaries were approximately $1.3 million and are included as Class action settlement proceeds on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.
Note 7—Tax status and federal income taxes
     The Plan has received a determination letter from the IRS dated December 22, 2006, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter. A request for determination of the continued qualification of the Plan has been filed with the IRS. The response is currently pending. The Plan’s sponsor has indicated it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
     Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties in relation to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Administrative Committee believes the Plan’s trust is no longer subject to income tax examinations related to the Plan’s Forms 5500 for years that are considered closed for tax filing purposes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 8—Differences between financial statements and Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$840,013,702	$899,619,026
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	915,765	(1,149,160)
Amounts allocated to withdrawing participants	(333,393)	(828,785)

Net assets available for benefits per the Form 5500	$840,596,074	$897,641,081

     The following is a reconciliation of Net decrease during the year per the Statement of Changes in Net Assets Available for Benefits to net loss per the Form 5500 for the year ended December 31, 2010:

Net decrease during the year	$(59,605,324)
Less: Amounts allocated to withdrawing participants at December 31, 2010	(333,393)
Add: Amounts allocated to withdrawing participants at December 31, 2009	828,785
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	915,765
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	1,149,160

Net loss per Form 5500	$(57,045,007)

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date.
     Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.
Note 9—Transactions with parties-in-interest
     Certain investments held by the Plan are managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
Note 10—Subsequent events
     On February 16, 2011, Williams Board of Directors approved a reorganization plan to divide the company’s businesses into two separate, publicly traded corporations. On April 29, 2011, Williams’ wholly owned subsidiary, WPX Energy, Inc., filed a registration statement with the Securities and Exchange Commission with respect to an initial public offering of its equity securities. This is the first step in the reorganization plan, which calls for a separation of Williams’ exploration and production business through an initial public offering and a tax-free spinoff to Williams’ shareholders of the remaining ownership interest. Williams retains the discretion to determine whether and when to complete these transactions. The financial impact of this event on the Plan has not been determined.

SUPPLEMENTAL SCHEDULE

Schedule 1
THE WILLIAMS INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i — Schedule of Assets (held at end of year)
December 31, 2010

	(b) Identity of issue,
	borrower, lessor,	(c) Description of investment including maturity date,
(a)	or similar party	rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Managed Income Portfolio II — 91,826,341 shares		$92,742,106
	PIMCO	PIMCO Total Return Institutional Fund — 7,266,031 shares		78,836,436
*	Fidelity	Fidelity Puritan Fund Class K — 2,610,838 shares		46,760,109
	Vanguard	Vanguard Institutional Index Fund — 496,878 shares		57,145,926
	Vanguard	Vanguard Equity Income ADM Fund — 469,052 shares		20,042,600
*	Fidelity	Fidelity Contrafund Class K — 1,479,386 shares		100,154,437
	Davis Selected Advisers	Davis New York Venture Fund Class Y — 1,567,023 shares		54,360,013
	T. Rowe Price	T. Rowe Price Institutional Large-Cap Core Fund — 1,270,654 shares		17,395,258
	T. Rowe Price	T. Rowe Price Institutional Small-Cap Stock Fund — 3,681,446 shares		52,166,083
*	Fidelity	Fidelity Diversified International Fund Class K — 2,735,647 shares		82,397,680
*	Fidelity	Fidelity Freedom Income Fund — 495,080 shares		5,584,508
*	Fidelity	Fidelity Freedom 2010 Fund — 1,535,694 shares		20,870,080
*	Fidelity	Fidelity Freedom 2020 Fund — 5,092,020 shares		70,218,955
*	Fidelity	Fidelity Freedom 2030 Fund — 2,988,966 shares		41,158,062
*	Fidelity	Fidelity Freedom 2040 Fund — 2,412,408 shares		19,323,391
*	Fidelity	Fidelity Freedom 2050 Fund — 222,317 shares		2,085,332
*	The Williams Companies, Inc.	Common stock — 515,825 shares		12,752,447
*	Self-Directed Fund	A self-directed fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		50,147,286

		Investments (at fair value)		824,140,709
*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		16,412,642

				$840,553,351

*	Party-in-interest

**	Column not applicable for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS INVESTMENT PLUS PLAN (Name of Plan)
By:	/s/ Cheryl Sullivan
Cheryl Sullivan
Member, Administrative Committee The Williams Companies, Inc.

Date: June 10, 2011

EXHIBIT INDEX

Exhibit
No.	Description
23	Consent of Independent Registered Public Accounting Firm